Exhibit 99.1

EchoStar Announces Financial Results for the Three and Twelve Months Ended December 31, 2021

Englewood, CO, February 24, 2022—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three and twelve months ended December 31, 2021.

Three Months Ended December 31, 2021 Financial Highlights:

•Consolidated revenue of $498.6 million.
•Net loss of $80.1 million, consolidated net loss attributable to EchoStar common stock of $76.3 million, and basic and diluted loss per share of $0.88.
•Consolidated Adjusted EBITDA of $159.5 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Twelve Months Ended December 31, 2021 Financial Highlights:

•Consolidated revenue of $1,985.7 million.
•Net income of $62.7 million, consolidated net income attributable to EchoStar common stock of $72.9 million, and basic and diluted earnings per share of $0.81.
•Consolidated Adjusted EBITDA of $718.9 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“The EchoStar team delivered another solid performance in 2021 with year over year growth in revenue, net income, and adjusted EBITDA” commented Michael Dugan, CEO and President of EchoStar. “We remain focused on meeting our customers’ needs while operating our business in an efficient manner, innovating new multi-transport technology solutions and preparing to place our next satellite, EchoStar XXIV/JUPITER 3, into service.”

Three Months Ended December 31, 2021 - Additional Information:

•Consolidated revenue increased 1.9% or $9.4 million year over year primarily driven by higher equipment sales of $18.8 million to our domestic and international enterprise customers partially offset by lower service revenues of $9.4 million primarily due to lower broadband consumer customers.
•Adjusted EBITDA decreased 4.3% or $7.2 million year over year.
◦Hughes segment Adjusted EBITDA decreased $10.2 million year over year. The decrease was driven primarily by lower gross margin due to a change in revenue mix as well as higher selling, general and administrative expenses.
◦ESS segment Adjusted EBITDA increased $0.7 million year over year.
◦Corporate and Other segment Adjusted EBITDA increased $2.3 million year over year. The increase was primarily due to lower corporate legal expenses partially offset by increased losses of unconsolidated affiliates, net.
•Net income decreased $77.5 year over year. The decrease was primarily due to the impairment of our equity investment in DISH Mexico of $55.3 million, losses on investments, net, of $49.9 million, and unfavorable changes in foreign currency exchange rates of $11.2 million. These items were partially offset by lower net interest expense of $19.4 million and higher operating income of $5.5 million.
•Hughes broadband subscribers totaled approximately 1,462,000, declining 48,000 from September 30, 2021. The decrease primarily reflects a balancing of capacity utilization with subscriber levels in areas of high bandwidth demand in both the US and Latin America.

•For the three months ended December 31, 2021, approximately 65% of Hughes segment revenue was attributable to our consumer customers with approximately 35% attributable to our enterprise customers.

•Cash, cash equivalents and current marketable investment securities were $1.5 billion as of December 31, 2021.

•During the three months ended December 31, 2021, we purchased 1,203,821 shares of our Class A common stock in open market trades.

Set forth below is a table highlighting certain of EchoStar’s segment results for the three and twelve months ended December 31, 2021 and 2020 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020

Revenue
Hughes	$491,154	$482,418	$1,956,226	$1,860,834
EchoStar Satellite Services	4,871	4,165	17,679	17,398
Corporate and Other	2,619	2,690	11,815	9,675
Total revenue	$498,644	$489,273	$1,985,720	$1,887,907

Adjusted EBITDA
Hughes	$178,218	$188,389	$790,469	$723,343
EchoStar Satellite Services	2,704	2,026	9,185	7,873
Corporate & Other:
Corporate overhead, operating and other	(20,675)	(23,920)	(82,615)	(87,867)
Equity in earnings (losses) of unconsolidated affiliates, net	(723)	226	1,892	(434)
Total Corporate & Other	(21,398)	(23,694)	(80,723)	(88,301)
Total Adjusted EBITDA	$159,524	$166,721	$718,931	$642,915

Net income (loss)	$(80,083)	$(2,597)	$62,721	$(51,904)
Expenditures for property and equipment	$86,427	$113,757	$438,430	$408,798

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended December 31,		For the twelve months ended December, 31,
	2021	2020	2021	2020

Net income (loss)	$(80,083)	$(2,597)	$62,721	$(51,904)
Interest income, net	(5,887)	(6,275)	(22,801)	(39,982)
Interest expense, net of amounts capitalized	15,664	35,469	95,512	147,927
Income tax provision (benefit), net	2,579	17,760	65,626	24,069
Depreciation and amortization	122,465	132,934	491,329	525,011
Net loss (income) attributable to non-controlling interests	3,735	2,714	10,154	11,754
EBITDA	58,473	180,005	702,541	616,875
(Gains) losses on investments, net	43,450	(6,458)	(69,531)	31,306
Impairment of long-lived assets	—	1,685	245	1,685
Impairment loss on equity method investment	55,266	—	55,266	—
Litigation Expense	—	—	16,800	—
License fee dispute - India, net of non-controlling interests	(233)	107	(941)	(936)
Loss on Debt Repurchase	—	—	1,938	—
Foreign currency transaction (gains) losses, net	2,568	(8,618)	12,613	(6,015)
Adjusted EBITDA	$159,524	$166,721	$718,931	$642,915

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended December 31, 2021 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2021 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call to discuss its earnings on Thursday, February 24, 2022 at 3:00 p.m. Eastern Time. The conference call will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To ask a question, the dial in numbers are (833) 562-0124 (toll-free) and (661) 567-1102 (international), Conference ID 4197436.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2021 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$535,894	$896,005
Marketable investment securities	1,010,496	1,638,271
Trade accounts receivable and contract assets, net	182,063	183,989
Other current assets, net	198,444	189,821
Total current assets	1,926,897	2,908,086
Non-current assets:
Property and equipment, net	2,338,285	2,390,313
Operating lease right-of-use assets	149,198	128,303
Goodwill	511,086	511,597
Regulatory authorizations, net	469,766	478,762
Other intangible assets, net	13,984	18,433
Other investments, net	297,747	284,937
Other non-current assets, net	338,241	352,921
Total non-current assets	4,118,307	4,165,266
Total assets	$6,045,204	$7,073,352

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$109,338	$122,366
Current portion of long-term debt, net	—	898,237
Contract liabilities	141,343	104,569
Accrued expenses and other current liabilities	209,442	299,999
Total current liabilities	460,123	1,425,171
Non-current liabilities:
Long-term debt, net	1,495,994	1,495,256
Deferred tax liabilities, net	403,684	359,896
Operating lease liabilities	134,897	114,886
Other non-current liabilities	136,426	70,893
Total non-current liabilities	2,171,001	2,040,931
Total liabilities	2,631,124	3,466,102

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both December 31, 2021 and December 31, 2020	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 58,059,622 shares issued and 38,726,923 shares outstanding at December 31, 2021 and 57,254,201 shares issued and 48,863,374 shares outstanding at December 31, 2020	58	57
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both December 31, 2021 and December 31, 2020	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both December 31, 2021 and December 31, 2020	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both December 31, 2021 and December 31, 2020	—	—
Additional paid-in capital	3,345,878	3,321,426
Accumulated other comprehensive income (loss)	(212,102)	(187,876)
Accumulated earnings (losses)	656,466	583,591
Treasury shares, at cost	(436,521)	(174,912)
Total EchoStar Corporation stockholders' equity	3,353,827	3,542,334
Non-controlling interests	60,253	64,916
Total stockholders' equity	3,414,080	3,607,250
Total liabilities and stockholders' equity	$6,045,204	$7,073,352

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the years ended December 31,
	2021	2020	2019

Revenue:
Services and other revenue	$1,715,287	$1,682,304	$1,619,271
Equipment revenue	270,433	205,603	266,810
Total revenue	1,985,720	1,887,907	1,886,081
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	551,679	577,943	561,353
Cost of sales - equipment (exclusive of depreciation and amortization)	231,975	166,435	226,002
Selling, general and administrative expenses	461,705	474,912	509,145
Research and development expenses	31,777	29,448	25,739
Depreciation and amortization	491,329	525,011	490,765
Impairment of long-lived assets	245	1,685	—
Total costs and expenses	1,768,710	1,775,434	1,813,004
Operating income (loss)	217,010	112,473	73,077
Other income (expense):
Interest income, net	22,801	39,982	82,352
Interest expense, net of amounts capitalized	(95,512)	(147,927)	(251,016)
Gains (losses) on investments, net	69,531	(31,306)	28,912
Equity in earnings (losses) of unconsolidated affiliates, net	(5,170)	(7,267)	(14,734)
Foreign currency transaction gains (losses), net	(12,613)	6,015	(11,590)
Other-than-temporary impairment losses on equity method investments	(55,266)	—	—
Other, net	(12,434)	195	(166)
Total other income (expense), net	(88,663)	(140,308)	(166,242)
Income (loss) from continuing operations before income taxes	128,347	(27,835)	(93,165)
Income tax benefit (provision), net	(65,626)	(24,069)	(20,488)
Net income (loss) from continuing operations	62,721	(51,904)	(113,653)
Net income (loss) from discontinued operations	—	—	39,401
Net income (loss)	62,721	(51,904)	(74,252)
Less: Net loss (income) attributable to non-controlling interests	10,154	11,754	11,335
Net income (loss) attributable to EchoStar Corporation common stock	$72,875	$(40,150)	$(62,917)

Earnings (losses) per share - Class A and B common stock:
Basic and diluted earnings (losses) from continuing operations per share	$0.81	$(0.41)	$(1.06)
Total basic and diluted earnings (losses) per share	$0.81	$(0.41)	$(0.65)

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the years ended December 31,
	2021	2020	2019

Cash flows from operating activities:
Net income (loss)	$62,721	$(51,904)	$(74,252)
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	491,329	525,011	588,200
Impairment of long-lived assets	245	1,685	—
Losses (gains) on investments, net	(69,531)	31,306	(28,912)
Equity in losses (earnings) of unconsolidated affiliates, net	5,170	7,267	14,734
Foreign currency transaction losses (gains), net	12,613	(6,015)	11,590
Deferred tax provision (benefit), net	37,664	18,147	32,542
Stock-based compensation	7,699	8,887	9,353
Amortization of debt issuance costs	2,381	4,324	5,912
Dividends received from unconsolidated affiliates	—	—	2,716
Other-than-temporary impairment losses on equity method investments	55,266	—	—
Other, net	19,740	(12,501)	6,297
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(2,334)	2,237	8,289
Other current assets, net	(7,303)	(12,984)	(39,190)
Trade accounts payable	(15,599)	(12,339)	13,149
Contract liabilities	36,774	3,509	26,376
Accrued expenses and other current liabilities	(84,621)	42,822	66,352
Non-current assets and non-current liabilities, net	80,012	(15,064)	13,166
Net cash provided by (used for) operating activities	632,226	534,388	656,322

Cash flows from investing activities:
Purchases of marketable investment securities	(1,651,608)	(2,799,838)	(993,369)
Sales and maturities of marketable investment securities	2,321,560	2,110,336	2,391,220
Expenditures for property and equipment	(438,430)	(408,798)	(418,584)
Expenditures for externally marketed software	(33,543)	(38,655)	(29,310)
Purchase of other investments	(50,000)	(5,500)	(93,687)
Sales of other investments	10,951	—	—
Investments in unconsolidated affiliates	—	—	(2,149)
Purchases of regulatory authorizations	—	—	(34,447)
Dividend received from unconsolidated affiliate	—	—	2,284
Net cash provided by (used for) investing activities	158,930	(1,142,455)	821,958

Cash flows from financing activities:
Repurchase and maturity of the 2019 Senior Secured Notes	—	—	(920,923)
Repurchase and maturity of the 2021 Senior Unsecured Notes	(901,818)	—	—
Payment of finance lease obligations	(670)	(811)	(29,347)
Payment of in-orbit incentive obligations	(2,214)	(1,554)	(5,447)
Proceeds from Class A common stock options exercised	408	855	67,337
Proceeds from Class A common stock issued under the Employee Stock Purchase Plan	9,471	10,109	9,779
Treasury share repurchase	(261,436)	(43,458)	—
Contribution by non-controlling interest holder	9,880	18,241	—
Purchase of non-controlling interest	—	—	(7,313)
Other, net	(966)	998	603
Net cash provided by (used for) financing activities	(1,147,345)	(15,620)	(885,311)

Effect of exchange rates on cash and cash equivalents	(3,749)	(1,390)	(575)
Net increase (decrease) in cash and cash equivalents	(359,938)	(625,077)	592,394
Cash and cash equivalents, including restricted amounts, beginning of period	896,812	1,521,889	929,495
Cash and cash equivalents, including restricted amounts, end of period	$536,874	$896,812	$1,521,889